

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2013

Via E-mail
Scott M. Settersten
Chief Financial Officer and Assistant Secretary
Ulta Salon, Cosmetics & Fragrance, Inc.
1000 Remington Blvd., Suite 120
Bolingbrook, Illinois 60440

>   **Re: Ulta Salon, Cosmetics & Fragrance, Inc.**
>   **Form 10-K for the Fiscal Year Ended February 2, 2013**
>   **Filed April 3, 2013**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 24, 2013**
>   **Form 10-Q for the Fiscal Quarter Ended August 3, 2013**
>   **Filed September 12, 2013**
>   **File No. 001-33764**

Dear Mr. Settersten:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended February 2, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

1.   We note your indication on page 31 that "Net Sales" includes e-commerce merchandise sales. Please quantify the amount of internet sales for each year presented in dollars. Given your disclosure on page 15 and elsewhere regarding the importance of e-commerce to your operations, please also revise your MD&A to discuss the role of your e-commerce sales in the context of your business strategy and your liquidity, capital resources and results of operations. Please show us what this disclosure will look like.

As a related matter, please tell us why you believe it is appropriate for you to include the impact of e-commerce sales in your comparable stores sales metric.

Results of Operations, page 33

2.   We note that 2012 was a year of growth, which you state in your earnings call on March 15, 2013 was a result of various factors, including an extra week in your 53 week fiscal year, increased square footage from opening 102 new stores, relocating 3 and remodeling 21 stores as well as the addition of prestige brands and marketing such as "11 days of hot buys" leading to Christmas. We further note that your fourth quarter 2012 sales grew 30%, however your disclosure does not address the factors that lead to this significant increase. Please provide draft disclosure to be included in future filings that expands MD&A to discuss all of the factors that contributed to the 2012 full year and fourth quarter results. Further explain your statement on page 31 that you do not expect your 8.8% fiscal 2012 comparable store sales increase to continue into the future.

Investing Activities, page 36

3.   With a view to understanding your future needs for capital expenditures and considering your plans for expansion discussed on page 5, in an appropriate place in your disclosure in future filings, please indicate your estimated material commitments for future capital expenditures and the anticipated source of funds. Refer to Item 303(a)(2)(ii) of Regulation S-K.

Notes to the Financial Statements

Note 4. Commitments and contingencies, page 53

4.   We note the putative employment class action lawsuit filed on March 2, 2012. It is unclear whether you have recognized a loss contingency related to this matter. Please clarify and disclose the amount of possible loss or range of reasonably possible loss in excess of accrual, if any. If you are unable to estimate the amount or range of this reasonably possible loss, please disclose this fact and provide us with a comprehensive explanation as to why. Please include your proposed disclosures to be included in your next periodic report in your response.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 25

5.   We note that you disclosed the compensation for your current chief executive officer, former and current acting chief financial officers, and general counsel and secretary. Please explain why you did not include two other highly compensated executive officers as required by Item 402(a)(3)(iii) of Regulation S-K, or revise your disclosure

accordingly. Please note that, pursuant to Compliance and Disclosure Interpretation 117.06, available at our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, a company identifies its three most highly compensated executive officers pursuant to Item 402(a)(3)(iii) from among individuals serving as executive officers at the end of the last completed fiscal year who did not serve as its principal executive officer or principal financial officer at any time during that year.

Section 16(a) Beneficial Ownership Reporting Compliance, page 36

6.   We note your statement that Mr. MacDonald untimely filed one report. Please supplementally tell us the number of transactions that were not reported on a timely basis due to the failure to file such report, and confirm that you will include such required disclosure in future filings as applicable. Refer to Item 405(a)(2) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended August 3, 2013

7.   We note the number of days of sales in inventory at August 3, 2013 increased relative to February 2, 2013. We also note comments from a major fragrance producer that its customers are de-stocking inventory. Please explain whether such trend(s) is (are) indicative of excessive and/or slow moving inventory and how you considered such trend in your evaluation of lower cost or market. In this regard, please also tell us how you conveyed this trend in management's discussion and analysis. We note your discussion of anticipated inventory build-up for the forthcoming third quarter. We also note your reference to "inventory receipts flow timing" as impacting your merchandise margins. It is unclear to what this explanation is attempting to convey and whether it is related to the increase in inventories relative to sales. Please explain with a view toward more detailed disclosure about current inventory trends.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or Melissa Rocha, Senior Assistant Chief Accountant, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director